February 1, 2008

VIA EDGAR

Ms. Kathleen H. Krebs, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Kindred Healthcare, Inc.

Definitive Schedule 14A

Filed April 4, 2007

File No. 001-14057

Dear Ms. Krebs:

This letter responds to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the follow-up letter from the Staff dated January 18, 2008 (the “Comment Letter”) regarding the above-referenced definitive proxy statement of Kindred Healthcare, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

Compensation Discussion and Analysis, page 11

Components of Executive Compensation, page 13

Cash Incentives, page 14

1.	We have considered your response to comment six in our letter dated August 21, 2007, but we are unable to fully evaluate your response without more information. Please provide a more comprehensive analysis as to why you believe that disclosure of specific performance targets and threshold levels would not be material. For example, tell us the financial objectives and quality goals for each named executive officer, the weight afforded to each one, and how the application of the formulas resulted in the short-term and long-term incentive compensation awarded to each named executive officer.

To assist the Staff in its analysis, we are providing on a supplemental basis additional information that we have attached as Exhibit A, consisting of four charts relating to the short-term incentive plan and the long-term incentive plan awards for 2006. Chart A reflects the short-term incentive plan goals applicable to the named executive officer that serves as president of the Company’s hospital division. Chart B reflects the short-term incentive plan goals applicable to the other named executive officers that participate in the short-term incentive plan. These two charts reflect the 2006 financial and quality goals, the target weight allocated to each goal and the performance actually achieved for 2006.

Chart C and Chart D reflect the 2006 goals under the long-term incentive plan for the chief executive officer and the other named executive officers who participated in the plan, respectively. Both charts reflect the weight of the EBITDAR goals and earnings per share goals as a percentage of base salary and the performance actually achieved for 2006. For 2007, our long-term incentive plan goals were revised to include five component goals rather than just the two that were relevant for 2006.

As noted in our response letter dated October 31, 2007 (the “Response Letter”), we believe that the disclosure of specific performance targets under these plans is not required by Item 402(b) because the targets are not material or necessary to an understanding of the compensation paid. In our view, the attached charts merely illustrate the application of the plan design described in our proxy statement. Consistent with your request, they do not state the performance targets. Nevertheless, we believe that they convey a full understanding of the manner in which the plans operate, the way in which they incentivize our named executive officers and the degree of difficulty associated with obtaining any level of bonus amount under our plans. As demonstrated by the attached charts, a specific listing of each performance target is not material or necessary to an understanding of our incentive compensation because of the large number of performance measures taken into account for each named executive officer, each of which affects only a portion of the incentive compensation for that named executive officer.

In addition, we respectfully submit that identifying specific performance targets is not material or necessary to an investor’s ability to understand the degree of difficulty or ease of achieving performance goals since under both plans there is a myriad of performance results that could dictate any given payout level. As a result, an employee’s motivation to achieve any targeted level of performance is no different from his motivation to achieve any other level of performance, and his return from achieving any targeted level of performance is in no sense special. Moreover, several of the performance targets under the short-term plan relate to financial results of our operating divisions or to specific divisional quality of care measures which investors would have no or very limited ability to evaluate in regard to the degree of difficulty that they imply for achieving any given bonus payout amount.

Furthermore, as noted in the Response Letter, we believe there are other sound business reasons for not disclosing specific performance targets that are not material to an investor’s understanding of our compensation programs. We are concerned that the disclosure of important operational metrics and strategic objectives could be competitively harmful to the Company. Moreover, the performance goals associated with cost controls and various quality measures could be used inappropriately in litigation against the Company. Due to the commercially sensitive nature of the information included in Exhibit A, we have requested confidential treatment of Exhibit A and the information contained therein.

2.	We have considered your response to comment seven in our letter dated August 21, 2007. Please confirm that you will comply with the comment in future filings, if applicable.

We confirm supplementally to the Staff that we will comply with this comment in future filings.

***

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at 502.596.7209 with any questions that you may have with respect to the foregoing.

Very truly yours,

/s/ Joseph L. Landenwich
Joseph L. Landenwich
Senior Vice President of Corporate
Legal Affairs and Corporate Secretary

cc:

Paul J. Diaz

Edward L. Kuntz

Arthur H. Kohn

EXHIBIT A

CONFIDENTIAL TREATMENT

REQUESTED BY KINDRED HEALTHCARE, INC.